UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 24, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Announces Results for the Second Quarter 2012

and Six-Month Period ended June 30, 2012

FOR IMMEDIATE RELEASE: Tuesday, July 24, 2012

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 21.2 million, or Ps. 0.027 per share (Ps. 0.133 per ADS), for the three-month period ended June 30, 2012, compared to a net income of Ps. 45.1 million, or Ps. 0.057 per share (Ps. 0.284 per ADS), recorded in the same 2011 period.

Net income for the first half of 2012 amounted to Ps. 100.6 million, or Ps. 0.127 per share (Ps. 0.633 per ADS), which compares with the Ps. 134.0 million, or Ps. 0.169 per share (Ps. 0.843 per ADS) recorded in the same last year period.

Decreases in net incomes for the three-month and six-month periods ended June 30, 2012, compared to the same periods of 2011, were principally driven by a higher devaluation of the local currency during the second quarter of 2012, which negatively impacted TGS’s dollar denominated net liability monetary position and generated higher foreign exchange losses amounting to Ps. 37.7 million and Ps. 46.3 million, respectively.

Second Quarter 2012 vs. Second Quarter 2011

In the three-month period ended June 30, 2012, the Company posted total net revenues of Ps. 536.5 million, above the Ps. 365.1 million recorded in the second quarter of 2011.

Natural Gas Transportation business revenues amounted to Ps. 148.4 million in the second quarter of 2012, compared to Ps. 149.7 million earned in the same year-ago quarter. Higher revenues totaling Ps. 2.9 million were generated by the operation and maintenance of the Natural Gas Transportation assets, which started operating at the end of 2011, and belong to certain fideicomisos de gas (trusts) as explained below. However, a positive adjustment to the revenues reported in the second quarter of 2011 (which was generated by the termination of a contract) more than compensated for such effect.

The Natural Gas Transportation business segment represented approximately 28% and 41% of

TGS’ total revenues for the second quarters of 2012 and 2011, respectively.Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain fideicomisos de gas (trusts) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Natural Gas Liquids (“Liquids”) segment revenue increased to Ps. 350.7 million in the three-month period ended June 30, 2012, up 81.7% from Ps. 193.0 million in the same 2011 period. This increase is mainly due to (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed lower volumes of natural gas, and (ii) the rise in the price of the ethane by more than 30%, which reflects the pass through effect of the production cost increase in relation to the tariff charge mentioned below.

Liquids’ Production and Commercialization revenues accounted for approximately 65% and 53% of the total revenue for the second quarters of 2012 and 2011, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for the Company’s own account and on behalf of TGS’ clients.

In the second quarter of 2012, Other Services revenues amounted to Ps. 37.4 million, Ps. 15.0 million above the same period in 2011. The rise is mainly explained by revenues from a new service which consists of the steam generation for electricity production. In addition, higher sales were also explained by higher revenues generated by construction services rendered in connection with expansion works both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 7% and 6% for the three-month periods ended June 30, 2012 and 2011, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and corresponding operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2012 increased to Ps. 433.6 million from Ps. 277.5 million in the second quarter of 2011. This variation mainly stems from the rise of Ps. 79.0 million in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge dramatically increased, effective December 1, 2011, rising from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. Additionally, as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas from its own account, incurring a higher cost. Finally, labor cost and export tax charge increased by Ps. 11.0 million and Ps. 9.0 million, respectively.

Other (expenses) / income, net experienced a negative variation of Ps. 13.7 million mainly as the result of revenue in 2011’s period amounting to Ps. 16.0 million, which corresponds to the early-cancellation of a contract related to the Liquids business.

Net financial expense increased to Ps. 68.7 million in 2012 second quarter, up from Ps. 28.8 million reported in the same quarter of 2011. This increase, of Ps. 39.9 million, is mostly attributable to a higher foreign exchange loss, derived from a higher devaluation of the Argentine peso in the second quarter of 2012.

For the second quarter of 2012, TGS reported a Ps. 11.5 million income tax expense, compared to Ps. 26.3 million reported in the same period of 2011. This Ps. 14.8 million decrease is due to lower taxable income reported in the 2012’s quarter.

First Half 2012 vs. First Half 2011

For the six-month period ended June 30, 2012, the Company recorded a total net revenue of Ps. 1,181.5 million, above the Ps. 896.6 million recorded in the same first half of 2011.

Natural Gas Transportation revenues for the first half 2012 was Ps. 292.0 million, 2.7% above the Ps. 284.3 million earned in the same previous year period. The increase of Ps. 7.7 million is mainly due to higher revenues generated by the charge for access and use that TGS collects for the operation and maintenance of the Natural Gas Transportation pipeline system expansion carried out by the gas trusts, as mentioned previously.

Liquids Production and Commercialization segment increased 40.5% to Ps. 801.3 million in the first half of 2012 from Ps. 570.3 million for the same previous year period. This increase is mainly due to (i) a higher volume sold by the TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, and (ii) the rise in the ethane price by more than 30%, which reflects the pass through of the production cost increase in relation to tariff charge mentioned above.

During the first half of 2012, Other Services revenues amounted to Ps. 88.2 million, increasing Ps. 46.2 million from the same period in 2011. The increase is mainly explained by higher revenues generated by construction services rendered in connection with expansion works mentioned above.

Costs of sales and administrative and selling expenses increased by 45% to Ps. 903.0 million in the first half of 2012 from Ps. 622.8 million in the same previous year period. This variation is mainly attributed to the rise in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas, as mentioned before. Additionally, as a consequence of lower natural gas processing from TGS’ clients, the Company processed a higher flow of natural gas for its own account, incurring a higher cost. Finally, export tax and labor cost charge increased by Ps. 30.7 million and Ps. 24.8 million, respectively.

Other (expenses) / income, net experienced a negative variation of Ps. 10.7 million mainly due to the Ps. 16.0 million revenue generated in 2012’s first semester, as mentioned above, which was partially compensated by lower contingency accruals.

Net financial expense rose to Ps. 118.1 million at the close of 2012’s first half from Ps. 72.7 million reported in the same 2011 period. This increase, of Ps. 45.4 million, was mainly related to the Ps. 46.3 million increase in the foreign exchange loss generated basically by a higher devaluation of the local currency in the first half of 2012, which has impacted TGS’ dollar denominated net liability position.

For the half-year ended June 30, 2012, TGS reported a Ps. 54.7 million income tax expense, compared to Ps. 74.1 million reported in the same period of 2011. This Ps. 19.4 million decrease is due to lower taxable income reported in the first half of 2012.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2012 amounted to Ps. 307.1 million, which was mostly allocated to increase the Company’s cash position.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2012 and 2011

(In millions of Argentine pesos)

Six-month period ended June 30, 2012	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	292.0	801.3	88.2	-	1,181.5
Operating income / (loss)	65.3	234.2	31.4	(52.4)	278.5
Depreciation of PP&E	80.5	22.1	7.5	4.9	115.0
Additions to PP&E	68.0	12.2	6.2	4.1	90.5

Six-month period ended June 30, 2011
Net revenues	284.3	570.3	42.0	-	896.6
Operating income (loss)	88.0	239.4	(1.6)	(52.0)	273.8
Depreciation of PP&E	79.1	20.2	6.4	3.5	109.2
Additions to PP&E	47.2	9.9	19.2	4.5	80.8

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2012 and 2011

 (In millions of Argentine pesos)

	2012	2011
Generated by Assets
Interest	20.9	11.1
Foreign exchange gain	32.1	43.6
Trade receivables discounted value loss	4.4	3.8
Subtotal	57.4	58.5
Generated by Liabilities
Interest expense	(78.5)	(72.3)
Foreign exchange loss	(83.7)	(48.9)
Others	(13.3)	(10.0)
Subtotal	(175.5)	(131.2)
Total	(118.1)	(72.7)

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of June 30, 2012 and December 31, 2011

(In millions of Argentine pesos)

	06/30/2012	12/31/2011
Current assets		
Cash and deposits in banks	60.6	234.2
Investments, net	620.0	225.1
Trade receivables, net	257.2	340.3
Other receivables	60.0	71.6
Inventories	33.7	7.6
Total current assets	**1,031.5**	**878.8**
Non current assets		
Trade receivables	54.9	52.1
Other receivables	75.5	74.0
Investments, net	3.5	3.2
Property, plant and equipment, net	3,987.0	4,012.6
Intangible assets, net	2.9	3.4
Total non current assets	**4,123.8**	**4,145.3**
Total assets	**5,155.3**	**5,024.1**
Current liabilities		
Accounts payable	270.2	291.5
Loans	16.7	15.9
Payroll and social security taxes payable	34.9	53.1
Taxes payable	77.9	49.1
Advances from customers	24.9	29.2
Other liabilities	5.4	5.7
Provisions for contingencies	136.6	130.8
Total current liabilities	**566.6**	**575.3**
Non current liabilities		
Loans	1,693.2	1,609.8
Taxes payable	569.0	604.4
Advances from customers	272.4	281.1
Total non current liabilities	**2,534.6**	**2,495.3**
Total liabilities	**3,101.2**	**3,070.6**
Shareholders' equity	**2,054.1**	**1,953.5**
Total liabilities and shareholders' equity	**5,155.3**	**5,024.1**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2012 and 2011

(In millions of Argentine pesos)

	2012	2011
Cash flows provided by operating activities		
Net income for the period	100.6	134.0
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	115.0	109.2
Amortization of intangible assets	0.5	0.5
Consumption of materials	1.2	3.5
Increase in allowances and provisions	5.8	14.1
(Gain) / loss on related companies	(0.3)	(1.8)
Interest expense accrual	78.5	72.3
Interest expense paid	(65.4)	(60.1)
Income tax accrued	54.7	74.1
Foreign exchange loss	73.7	45.1
Changes in assets and liabilities:		
Trade receivables	80.7	(6.0)
Other receivables	8.6	(8.3)
Inventories	(26.1)	(0.8)
Accounts payable	(10.3)	(61.3)
Payroll and social security taxes	(18.1)	(9.8)
Taxes payable	(30.7)	(11.5)
Advances from customers	(27.5)	29.4
Other liabilities	(0.3)	10.3
Provisions for contingencies	(0.1)	(1.0)
Interest accrual generated by investments other than cash and cash equivalents	(4.0)	-
Income tax and asset tax paid	(29.4)	(113.5)
Cash flows provided by operating activities	**307.1**	**218.4**
Cash flows used in investing activities		
Additions to property, plant and equipment	(95.6)	(91.7)
Dividends collected	-	0.3
Cash flows used in investing activities	**(95.6)**	**(91.4)**
Cash flows used in financing activities		
Dividens paid	-	(976.0)
Cash flows used in financing activities	**-**	**(976.0)**
Net increase / (decrease) in cash and cash equivalents	**211.5**	**(849.0)**
Cash and cash equivalents at the beginning of the year	**346.7**	**1,089.5**
Cash and cash equivalents at the end of the period	**558.2**	**240.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: July 24, 2012